# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3.AI, INC., CIK 0001577526
CUSIP: 12468P104
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1400 SEAPORT BLVD, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-033720
Filed by CIK 0001031530

## Reporting persons
- THOMAS M SIEBEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 29,193,195; shared voting power 0; sole dispositive power 29,193,195; shared dispositive power 0; aggregate amount beneficially owned 29,193,195 (18.6% of the class)
- The Siebel Living Trust u/a/d 7/27/93, as amended: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 5,889,622; shared voting power 0; sole dispositive power 5,889,622; shared dispositive power 0; aggregate amount beneficially owned 5,889,622 (4.4% of the class)
- Siebel Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 170,294; shared voting power 0; sole dispositive power 170,294; shared dispositive power 0; aggregate amount beneficially owned 170,294 (0.1% of the class)
- Siebel Asset Management III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 72,695; shared voting power 0; sole dispositive power 72,695; shared dispositive power 0; aggregate amount beneficially owned 72,695 (0.1% of the class)
- First Virtual Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 509,216; shared voting power 0; sole dispositive power 509,216; shared dispositive power 0; aggregate amount beneficially owned 509,216 (0.4% of the class)
- The Siebel 2011 Irrevocable Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,237,115; shared voting power 0; sole dispositive power 1,237,115; shared dispositive power 0; aggregate amount beneficially owned 1,237,115 (0.9% of the class)

## Item 1. Issuer
Name of issuer: C3.AI, INC.
Address of issuer's principal executive offices: 1400 SEAPORT BLVD, REDWOOD CITY, CA, 94063.

## Item 2. Person Filing
Name of person filing:
Thomas M. Siebel ("Thomas M. Siebel")
Siebel Living Trust 1993 Revocable Trust ("Living Trust")
Siebel Asset Management, L.P. ("SAM")
Siebel Asset Management III, L.P. ("SAM III")
First Virtual Holdings, LLC ("First Virtual")
The Siebel 2011 Irrevocable Children's Trust ("Children's Trust")
Address of principal business office or, if none, residence:
c/o C3.ai, Inc.
1400 Seaport Blvd
Redwood City, CA 94063
Citizenship:
c/o C3.ai, Inc.
1400 Seaport Blvd
Redwood City, CA 94063

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025: 3,072,820 shares of the Issuer's Class B Common Stock and 26,120,375 shares of the Issuer's Class A Common Stock, of which (a) 2,072,820 shares of Class B Common Stock and 3,816,802 shares of Class A Common Stock were held by Living Trust, for which Mr. Siebel serves as trustee, (b) 170,294 shares of Class A Common Stock were held by SAM, for which Mr. Siebel serves as the general partner, (c) 72,695 shares of Class A Common Stock were held by SAM III, for which Mr. Siebel serves as the general partner, (d) 500,000 shares of Class B Common Stock and 9,216 shares of Class A Common Stock were held by First Virtual, for which Mr. Siebel serves as Chairman, (e) 1,237,115 shares of Class A Common Stock were held by Children's Trust, of which Mr. Siebel is trustee, (f) 500,000 shares of Class B Common Stock and 9,216 shares of Class A Common Stock over which Mr. Siebel holds an irrevocable proxy pursuant to a voting agreement between Mr. Siebel and Patricia A. House, (g) 20,185,246 shares of Class A Common Stock that could be issued to Mr. Siebel in connection with the exercise of stock options within 60 days of June 30, 2025 and (h) 619,791 shares of Class A Common Stock that could be issued to Mr. Siebel in connection with the vesting of restricted stock units within 60 days of June 30, 2025. The Class B Common Stock is convertible at the holder's option into the Issuer's Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to 50 votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class:
As of June 30, 2025:

(A) Mr. Siebel beneficially owned 18.6% of the Issuer's outstanding Class A Common Stock;
(B) Living Trust beneficially owned 4.4% of the Issuer's outstanding Class A Common Stock;
(C) SAM beneficially owned 0.1% of the Issuer's outstanding Class A Common Stock;
(D) SAM III beneficially owned 0.1% of the Issuer's outstanding Class A Common Stock;
(E) First Virtual beneficially owned 0.4% of the Issuer's outstanding Class A Common Stock; and
(F) Children's Trust beneficially owned 0.9% of the Issuer's outstanding Class A Common Stock.

This statement is being filed to report a decrease in Mr. Siebel's beneficial ownership of the Issuer's Class A Common Stock (compared to the ownership information last reported on the statement filed February 13, 2024) of approximately 1.6%.
Sole power to vote or to direct the vote:
Thomas M. Siebel 29,193,195
Living Trust 5,889,622
SAM 170,294
SAM III 72,695
First Virtual 509,216
Children's Trust 1,237,115
Shared power to vote or to direct the vote:
Thomas M. Siebel 0
Living Trust 0
SAM 0
SAM III 0
First Virtual 0
Children's Trust 0
Sole power to dispose or to direct the disposition:
Thomas M. Siebel 29,193,195
Living Trust 5,889,622
SAM 170,294
SAM III 72,695
First Virtual 509,216
Children's Trust 1,237,115
Shared power to dispose or to direct the disposition:
Thomas M. Siebel 0
Living Trust 0
SAM 0
SAM III 0
First Virtual 0
Children's Trust 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- THOMAS M SIEBEL: /s/ Thomas M. Siebel, Thomas M. Siebel (08/12/2025)
- The Siebel Living Trust u/a/d 7/27/93, as amended: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (08/12/2025)
- Siebel Asset Management, L.P.: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (08/12/2025)
- Siebel Asset Management III, L.P.: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (08/12/2025)
- First Virtual Holdings, LLC: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Chairman (08/12/2025)
- The Siebel 2011 Irrevocable Children's Trust: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Co-Trustee (08/12/2025)